
VATECH

03 APR 16 AM 7:21

TELEFAX

An: To:	SEC	Datum: Date:	15.4.2003
Firma: Company:	Security and Exchange Comission	Seiten / Pages: (incl. this page):	2
Fax:	001 202 9429 525		
Von: From:	Wolfgang Schwaiger		
Abteilung: Department:	Strategy, Communications and Investor Relations	Tel.: (+43/732) 6986 - 9222 Fax: (+43/732) 6980 - 3416 E-Mail: wolfgang.schwaiger@vatech.at	
Betreff: Subject:	**VA Technologie AG – Presseinformation Filing Number 82-3910**		


03050076

Dear Ladies and Gentlemen!

Enclosed please find today's press release of VA TECH.

Best regards,

SUPPL

Wolfgang Schwaiger
Strategy, Communications and Investor Relations

Phone. [0043-732] 6986-9222
Fax. [0043-732] 6980-3416
E-mail: wolfgang.schwaiger@vatech.at

PROCESSED
APR 24 2003
THOMSON FINANCIAL

dw 4/21



VOEST-ALPINE INDUSTRIEANLAGENBAU

PRESS RELEASE

Clean Air for Košice - VAI Delivers Secondary Dedusting System for U.S. Steel Košice

The intended accession of Slovakia to the European Union scheduled for 2004 and the environmental regulations currently in force in the Union have led to numerous environmental-protection investments in the Slovakian Industry.

U. S. Steel Košice, s.r.o. (USSK), awarded VOEST-ALPINE INDUSTRIE-ANLAGENBAU (VAI) a contract on 23 February 2003 for the erection of a secondary dedusting plant in Converter Steelmaking Plant No. 2 at Košice in the Slovak Republic. This contract was awarded on the basis of VAI's long years of experience in environmental projects completed in steelmaking works. The contract also included the delivery of core equipment for process-gas treatment. A particular advantage of the systems delivered by VAI is that operations are minimally interrupted during the modernization project.

The scope of supplies and services of VAI includes the design, the basic and detail engineering, delivery of imported components as well as supervision services for assembly and startup activities. Deliveries from suppliers within the Slovak Republic and the assembly of the systems will be contracted directly by USSK. Startup of the new systems is scheduled for September 2004.

USSK has an annual production of roughly four million tons of liquid steel and is the Slovak subsidiary of the United States Steel Corporation.

++++2003-04-15

VOEST-ALPINE INDUSTRIEANLAGENBAU (VAI), a company of the listed VA Technologie AG, is one on the world's leading engineering and plant-building companies for the iron, steel and aluminum industries with a multinational company structure and special focus on technology, automation and services. VAI employs approx. 3,400 people worldwide.

This and other VAI and VA TECH Group press releases are available on the homepages www.vatech.at and www.vai.at or can be individually received via our automatic mailing service.

For further information please contact:
Dr. Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel:++43 732 6986-9222, Fax:++43 732 6986-3416
e-mail: wolfgang.schwaiger@vatech.at

VATECH

03 APR 16 AM 7:21

TELEFAX

An: To:	SEC	Datum: Date:	16.4.2003
Firma: Company:	Security and Exchange Comission	Seiten / Pages: (incl. this page):	3
Fax:	001 202 9429 525		
Von: From:	Wolfgang Schwaiger		
Abteilung: Department:	Strategy, Communications and Investor Relations	Tel.: (+43/732) 6986 - 9222 Fax: (+43/732) 6980 - 3416 E-Mail: wolfgang.schwaiger@vatech.at	
Betreff: Subject:	**VA Technologie AG – Presseinformation** **Filing Number 82-3910**		

Dear Ladies and Gentlemen!

Enclosed please find today's press release of VA TECH.

Best regards,

Wolfgang Schwaiger
Strategy, Communications and Investor Relations

Phone. [0043-732] 6986-9222
Fax. [0043-732] 6980-3416
E-mail: wolfgang.schwaiger@vatech.at



VA Technologie AG

PRESS RELEASE

VA TECH enforces its service for the shareholders by an interactive online Annual Report

VA TECH has launched the "online Annual Report", a new shareholder service for shareholders, analysts and the press on the VA TECH website (www.vatech.at) in the section Investor Relations. Gone are the tedious pdf files. Both new standards set in comfort, in the shareholder-friendliness, in the communication and the available services provide for higher transparency. The elegance and the intelligent media compound consisting of text, pictures and music present a thrilling scenario, the online Annual Report 2002. And because all information has to be presented in a different way in the Internet all was optimised for the Internet layout of texts, pictures or graphics.

- **More information quality.** Links within the Annual Report, wide-ranging shareholder-friendly downloads by own download service, clear, concise structuring and multi-lingual layout (shareholders can optionally change) - Intelligent mix of image and information.
- **Separation between the short and the original Annual Report.** We are supporting time efficiency even more strongly. Shareholders desiring a quick overview on the business year access the short Annual Report. Shareholders wishing to obtain more detailed information enter the original version. Both the short and original versions of the Annual Report are linked with each other.
- **Targeted and accurate search of results by manifold possibilities.** Search of full text, search in several Annual Reports, theme-related navigation provide for the quick result. The results are distinguished in bold letters.
- **Individualisation** by the "personal compilation" of the Annual Report via the "My personal Report" service; the **own print template** guarantees a clear print-out.
- Feedback service via evaluation, further recommendation and **e-mail dispatch of every paragraph** offer comfortable possibilities to let another shareholder/partner have details from the Annual Report. Simple export by copying/pasting of the tables in Excel.

For further information please contact:
Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: +43/732/6986-9222, Fax: +43/732/6986-3416
e-mail: wolfgang.schwaiger@vatech.at



VA Technologie AG

The online Annual Report of VA TECH was designed and developed in co-operation with the online company ready4public IR Informations- und Kommunikations-management GmbH, Linz, (www.ready4public.com) which specialises in Investor Relations.

See for yourself our online Annual Report 2002 at www.vatech.at.

++++2003-04-16

The listed VA Technologie AG (VA TECH) is a focused Technology and Service Company which provides value to customers over the entire plant life cycle. Leading international positions are held in Metallurgy, Hydro Power Generation, Transmission and Distribution, Water Systems and Infrastructure. In 2002, VA TECH achieved sales of EUR 3.9 bn according to IAS with a work force of 17,725 employees.

This and other VA TECH Group press releases are available on the homepage http://www.vatech.at or can be individually received via our automatic mailing service.

For further information please contact:
Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: +43/732/6986-9222, Fax: +43/732/6986-3416
e-mail: wolfgang.schwaiger@vatech.at